ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

JONATHAN MALLIN********

STUART REED, ESQ

Harris Tulchin, Esq. *********

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in NY and MI

*********licensed in CA and HI (inactive in HI)

December 6, 2022

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYLA Technologies Co., Ltd. Registration Statement on Form F-1 Filed November 16, 2022 File No. 333-268420

Dear Sir or Madam:

We have electronically filed herewith on behalf of SYLA Technologies Co., Ltd. (the “Company”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-1. Amendment No. 1 is marked to show changes made from the previous filing made on November 16, 2022 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Hiroyuki Sugimoto, Chief Executive Officer of the Company, dated December 1, 2022. We trust you shall deem the contents of this letter responsive to your comment letter.

Registration Statement on Form F-1 filed November 16, 2022

Risk Factors, page 19

1.	Comment: We note your disclosure that the deposit agreement contains a jury trial waiver that is applicable to any claim under the U.S. federal securities laws. Please provide appropriate risk factor disclosure to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you and whether the provision applies to purchasers in secondary transactions.

Response: We have provided an appropriate risk factor disclosure to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you and whether the provision applies to purchasers in secondary transactions on page 59 of Amendment No. 1.

There is a risk that we will be a passive foreign investment company..., page 19

2.	Comment: Please revise your disclosure here and elsewhere in your prospectus where you discuss passive foreign investment company considerations to state whether you were a PFIC in the prior taxable year.

Response: We acknowledge the Staff’s comment. We believe we were not a PFIC in the prior taxable year 2021 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2021. We have accordingly revised Amendment No. 1 to reflect that we were not a PFIC in 2021.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance..., page 21

3.	Comment: Please ensure that your disclosure here is consistent with your disclosure and intent as discussed under each of the practices referenced under “Corporate Governance Practices” on page 113, including, for example, the quorum requirement.

Response: We acknowledge the Staff’s comment, and will ensure that our disclosure under “foreign private issuer” is consistent with our disclosure and intent as discussed under each of the practices referenced under “Corporate Governance Practices” on page 113, including, for example, the quorum requirement.

Description of Business, page 82

4.	Comment: We note your revised graphic titled “No. 1 share of domestic real estate crowdfunding membership” on page 86 of your prospectus. Please discuss the basis for the membership numbers forecasted through fiscal year 2027 in the chart and tell us why you believe it is reasonable to include a five-year forecast.

Response: We acknowledge the Staff’s comment. We have removed the graphic from Amendment No. 1.

5.	Comment: On page 95 of your prospectus you cite a market survey by Japan Marketing Research Organization, which you “engaged for a fee in the amount of ¥1,900 thousand (approximately US$14 thousand) to conduct.” Please file a written consent of the Japan Marketing Research Organization as an exhibit to your registration statement, or advise us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Response: We have filed as Exhibit 23.4 to Amendment No. 1 the written consent of the Japan Marketing Research Organization.

6.	Comment: With respect to the Rimawari-kun Miner business, we note your disclosure that your proprietary AI switch system allows AI “to instantly determine highly profitable cryptocurrencies and performs mining to provide highly profitable performance.” Please provide additional details regarding your plans to engage directly in crypto mining and how your AI system allows you to instantly determine profitable cryptocurrencies.

Response: We acknowledge the Staff’s comment. We do not engage directly in crypto mining. The referenced sentence was drafted incorrectly as it does not accurately disclose the function of the AI switch system. AI switch system does not “perform crypto mining.” Rather the AI switch system automatically collects cryptocurrency market information and notifies customers which coins were most profitable in the past 24 hours. The customer chooses which coins to mine based on such market information. We do not engage directly in crypto mining. Therefore, we have revised the sentence above in Amendment No. 1 to accurately describe the function of the AI switch system.

7.

Comment: Please tell us why management believes there is a reasonable basis to present a financial forecast through fiscal year 2024 for net sales and ordinary income, as displayed in the “Business growth through platform expansion” graphic on page 100 of the prospectus. In addition, please detail management’s basis and the underlying assumptions used to support the projections. Refer to Item 10(b) of Regulation S-K.

Response: We have revised the graphic to remove financial forecast data following June 30, 2022. Therefore, the graphic is now limited to 2020, 2021 and six months ended June 30, 2022. Therefore, the remaining part of the comment is inapplicable.

8.	Comment: Refer to comment 16. To the extent material, disclose the costs to you associated with purchasing Rakuten points. In addition, we note that you have revised your disclosure to remove any reference to the ability to convert Rakuten points into Rimawari-kun coins because you have not yet launched the program. Please tell us whether you have publicly disclosed or advertised your plans to issue Rimawari-kun coins in any forum, including to Rakuten members. If so, include a discussion of the development and status of this program. Refer to Item 4(a) of Form F-1 and Item 4.B.1 of Form 20-F.

Response: We have revised the disclosure to provide that we purchase approximately ¥2,306 thousand (US$17 thousand) worth of Rakuten points per month. We have not publicly disclosed or advertised our plans to issue Rimawari-kun coins in any forum, including to Rakuten members.

9.	Comment: We note your revisions in response to comment 18. Please further revise to provide more balanced disclosure regarding your full set of key performance indicators (KPIs). In this regard, please discuss all of your KPIs and not only those that have already been met. In addition, as previously indicated, to the extent you have identified any challenges to achieving, or have not met, one or more KPIs, please expand your disclosure to address this.

Response: We acknowledge the Staff’s comment. In response to the Staff’s comment, we have further revised to provide more balanced disclosure regarding your full set of key performance indicators (KPIs). In this regard, please discuss all of your KPIs and not only those that have already been met. In addition, as previously indicated, to the extent you have identified any challenges to achieving, or have not met, one or more KPIs, please expand your disclosure to address this.

10.	Comment: We note your response to comment 19. Please describe in quantified or qualified terms what you mean by “smaller units” available to individual investors on the Rimawari-kun crowdfunding platform. In this regard, we note that data centers are among the possible investments for individual investors.

Response: We acknowledge the Staff’s comment. The term “smaller units” was intended describe the small amount of money required to be invested - ¥10,000 (approximately US$74). The term was not meant to describe the actual asset being invested in. In order to avoid confusion, I have revised the disclosure to read more clearly by removing the reference to smaller units.

11.	Comment: We note your response to comment 22. Please clarify the requirements for Rimawari- kun customers to participate in Rimawari-kun Town. Specifically, clarify whether there will be alternatives for customers not using the metaverse to be able to access and review your real estate assets. In addition, please tell us whether Rimawari-kun Town will function even if you determine not to launch Rimawari-kun coins.

Response: We have revised the disclosure in Amendment No. 1 to provide that following the launch Rimawari-kun Town, customers participation on Rimawari-kun Town will be optional and that as an alternative to using the metaverse of Rimawari-kun Town, the customers will continue to be able to access, review and inspect real properties appearing on Rimawari-kun through photos and videos on the Company’s website. Rimawari-kun Town will function even if we determine not to launch Rimawari-kun coins.

Management

Board of Directors, page 114

12.	Comment: Please reconcile the disclosure on page 114 of your prospectus, which states that “[t]he term of office of any director expires . . . within one year after such director’s election to office,” with your articles of incorporation (Exhibit 3.1), which states in Article 22 that “[t]he term of office of Directors shall be until the conclusion of the Annual General Meeting of Shareholders for the last business year ending within ten (10) years after their election.” We note a similar discrepancy with regard to the term of office for a corporate auditor, which you state on page 114 is within four years of their election but which, according to Article 34, is within ten years after their election.

Response: We acknowledge the Staff’s Comment. The Articles of Incorporation of the Company were recently amended on November 30, 2022 to provide (i) in Article 22 that “[t]he term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within one (1) year after their election” and (ii) in Article 34 that “[t]he term of office of corporate auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within four (4) years after their election.” No changes needs to be made to the Amendment No. 1 as the disclosure in the Articles of Incorporation are now consistent with Amendment No. 1. We have filed the amended Articles of Incorporation with Amendment No. 1.

Enforceability of Civil Liabilities, page 155

13.	Comment: Please revise your disclosure to include all of the information required by Item 101(g) of Regulation S-K, including, for example, discussing whether any treaties or reciprocity may exist with Japan and the United States, and whether any processes exist where investors may bring original actions or judgments may be enforced.

Response: We have revised the disclosure in Amendment No. 1 to include all of the information required by Item 101(g) of Regulation S-K, including discussing whether any treaties or reciprocity may exist with Japan and the United States, and whether any processes exist where investors may bring original actions or judgments may be enforced.

Note 1 - Organization and Description of Business

Reorganization, page F-40

14.	Comment: We reviewed your response to our prior comment 21. Please tell us if any of the disposed businesses were in a dissimilar business to that of the company, as described by SAB Topic 5:Z.7. Also, tell us how you determined that the businesses and operating results of the disposed entities were immaterial to the company’s consolidated financial statements. We refer you to SAB Topic 1M.

Response: The Company respectfully advises the Staff that the Company determined that the businesses and operating results of the disposed entities were immaterial to the Company’s consolidated financial statements based on the following factors:

As of December 31, 2021 and 2020, the total assets of the disposed entities in aggregate accounted for 1.44% and 8.34% of the Company’s total assets, respectively.

During the years ended December 31, 2021 and 2020, the total revenues of the disposed entities in aggregate accounted for 5.14% and 13.46% of the Company’s total revenues, respectively.

During the years ended December 31, 2021 and 2020, the total net income of the disposed entities in aggregate accounted for 3.78% and 4.54% of the Company’s total net income, respectively.

The Company also considered SAB Topic 1M and noted that the exclusion of the operating results of the disposed entities would not mask a change in earnings or other trends, would not change an income into loss, would not affect the Company’s compliance with regulatory requirements, and would not affect the Company’s compliance with loan covenants or other contractual requirements. Therefore, the Company concluded the businesses and operating results of the disposed entities were immaterial to the Company’s financial statements.

With respect to the similarity of the disposed businesses, one of the disposed entities is in IT consulting business, which is significant dissimilar to the Company’s business, whereas the others are in real estate business, which are similar to that of the Company. Although certain disposed entities are in similar business as the Company, they either conduct their businesses in different cities in Japan or sell different types of properties, such as wooden real properties, comparing to the concrete real properties, mainly condominiums, selling by the Company. Those entities were disposed by the Company in preparation for its listing as the Company intends to differentiate itself from its competitors in the real estate industry by focusing on operation utilizing its asset management platform. As a result, the Company did not anticipate entering into business in those cities or selling those types of real estate properties in the foreseeable future. Additionally, the financial results of the disposed entities, as discussed above, were immaterial to the Company’s financial statements as a whole for the years ended December 31, 2021 and 2020. As such, the Company concluded the financial results of the disposed entities are appropriately not included within this registration statement filing.

Note 2 - Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-47

15.	Comment: We note your revenue recognition policy for revenue from mining machine operation and management services. Please expand your disclosure to discuss in greater detail what “mining machine operation and management services” entail and the rights and obligations that go along with each of those services.

Response: We have revised the disclosure to discuss in further detail with respect to the revenue recognition for mining machine operation and management services. The revised paragraph is also presented as follows:

Revenue from mining machine operation and management services

The Company provides operation and management services, including providing its customers with rack space, power, air conditioning, networks, security, hosting, after-sale technical, daily maintenance services, etc. The single performance obligation is to provide an environment for the mining machines to operate continuously throughout the contract period. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company starts providing operation and management service. In exchange for providing such services, the Company is entitled to cash consideration agreed with the customer for the monthly services provided. The revenues are recognized monthly based on the services rendered for the month.

(p) Segment Reporting, page F-48

16.	Comment: We note your disclosure stating that your operations constitute a single reportable segment. We further note that real estate sales and land sales made up 61.5% and 18.7% of revenue as of June 30, 2022, respectively and various other revenue streams are growing. Please tell us why you believe one reportable segment is still appropriate as of June 30, 2022. We refer you to ASC 280-10-50.

Response: The Company respectfully advises the Staff that the determination that the Company operates in one reportable segment is based on its analysis of operating segments as prescribed by ASC 280-10-50.

Overview

ASC 280-10-50-1 defines an operating segment as a component of an enterprise that has the following characteristics: “a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity). b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. c. Its discrete financial information is available.”

The Company has analyzed its operating structure using the guidance provided in ASC 280-10-50 and, for the reasons described below and elaborated on in the remainder of this response, has determined that it has one operating segment and one reportable segment.

Financial information is provided to the chief operating decision maker (“CODM”) on a consolidated basis, including consolidated gross margin and operating expense. The only financial information included in the financial package provided to the CODM that is disaggregated is revenue, which is provided and reviewed based on the categories described in the footnote 17 to the unaudited financial statements for the six months ended June 30, 2022 and 2021. It is our understanding that, in accordance with the standard, the review of only disaggregated revenue information is generally not deemed to be sufficient for CODMs to assess overall performance and allocate resources at a component level. Financial information is assessed by our CODM for purposes of assessing performance and allocating resources in the aggregate at a consolidated level. The Company does not generate, and our CODM does not review discrete operating or balance sheet information for the individual components identified.

Twice annually, the CODM receives financial information (by revenue stream) during the annual operating planning process (generally our June quarter) and the long-range planning process (generally our December quarter). We do not believe that the CODM’s receipt of this information twice annually rises to the level of regularly reviewed.

The Company’s Organizational Structure

For the six months ended June 30, 2022, the Company generates revenue from three broad service categories: the real estate and related services, the mining machine and related services and the solar power plants and related services. There are shared customer types, technologies, selling forces, and other operational function such as accounting, among the three broad service categories.

The Company manages and makes key operating decisions for all of its businesses centrally at its Tokyo headquarter. The Company maintains an organizational structure, separate from the divisions, that engages in sales, operations, strategy, and other key operational functions such as finance, legal, human resources, and information technology, all of which report directly to our Chief Executive Officer.

The Company has determined that its business structure, which centralizes all business functions in organizations outside the divisions, is designed to maximize efficiency and synergies. Our centralized sales organization together with our centralized operations organization support all divisions driving customer demand and revenue opportunities and managing the intricacies and complexity of the flow of business to deliver our services to customers. Our strategic organization works closely with the CODM to evaluate and assess opportunities for investment or divestment on behalf of the divisions. Our human resources, legal, finance, accounting, and information technologies organizations support the CODM and all the divisions.

The CODM

The Company considers Hiroyuki Sugimoto, its Chief Executive Officer, to be its CODM. The CODM manages the Company’s business and assesses its overall performance. The Company’s major operational and financial decisions are made by the CODM, who makes decisions on the basis of the Company’s consolidated financial information, whereby the CODM is able to evaluate the Company’s operating results to assess performance and allocate resources across the Company.

The CODM has ultimate decision-making authority over the key operating decisions across all service categories, including sales organization, operations, strategy, and other functional areas in the organization such as finance, legal, human resources, and information technology (subject, in certain cases, to the approval of the Company’s Board of Directors).

Conclusion

In accordance with ASC 280-10-50-1, an operating segment of a public entity is a component of the entity that not only has its discrete financial information available, but also has its operating results regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance. Based on the Company’s review of the aforementioned guidance, the Company does not believe the criteria are met with respect to both discrete financial information available as the Company prepares and CODM receives financial information on a consolidated level, and operating results being regularly reviewed by the CODM as he receives the financial information as described on a semi-annual basis, which is not considered to be on a regular basis, such that it would be sufficient for the CODM to obtain adequate information to assess performance or allocate resources.

With respect to the Staff’s comment on the growth of land sales and other revenues, the Company expanded its disclosure in footnote 17 to the unaudited financial statements for the six months ended June 30, 2022 and 2021 by amending the breakdown table (as follows) of revenue disaggregated by different revenue streams.

Revenues generated from different revenue streams consist of the following:

	For the Six Months Ended June 30,
	2022	2021
Real estate and related services:
Real estate sales	5,457,455	5,595,876
Land sales	1,657,076	240,000
Rental income	477,743	410,328
Real estate management income	278,286	254,412
Subtotal	7,870,560	6,500,616
Mining machine and related services:
Mining machine sales	739,156	-
Mining machine operation and management income	21,638	-
Subtotal	760,794	-
Solar power and related services:		-
Solar power plants sales	149,288	-
Solar power plants operation and maintenance income	1,033	-
Electricity sales	87,992	-
Subtotal	238,313	-
Total	8,869,667	6,500,616

Note 22 - Subsequent Events, page F-65

17.	Comment: We note your disclosure stating that on May 13, 2022, you issued a warrant to purchase 2% of the fully diluted shares of the company for professional services to be provided by HeartCore in connection with the IPO. We also note your disclosure discussing the exchange of the warrant for stock acquisition rights on November 9, 2022. On page 106 you discuss the services that HeartCore is providing, and it appears that HeartCore already began providing these services as of June 30, 2022. Accordingly, please tell us how you accounted for the stock acquisition rights, as well as the $500,000 in cash compensation due to HeartCore, as of June 30, 2022.

Response: The Company respectfully advises the Staff that the stock acquisition rights granted on November 9, 2022 have a performance condition of exercisability upon a successful listing on the Nasdaq Capital Market or NYSE American. In accordance with ASC 718, the value of a stock-based award with a performance condition is recognized when it is probable of being achieved. A performance condition, such as a successful initial public offering (“IPO”), is not generally considered probable until it occurs. As a result, the Company did not recognize any stock-based compensation expense in connection with the stock acquisition rights during the six months ended June 30, 2022 as the IPO was not effective as of June 30, 2022. The Company will record related compensation expense upon its successful listing on Nasdaq Capital Market or NYSE American.

With respect to the $500,000 cash compensation, the Company has accounted for the cash compensation as a prepaid expense as of June 30, 2022 and amortized the amount on the straight-line method by recognizing service expense proportionally throughout the estimated service period. Related expense has been included in the unaudited consolidated statement of operations and comprehensive income for the six months ended June 30, 2022.

If the Staff has any further comments regarding Pre-Effective Amendment No. 1 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Babette Cooper /U.S. Securities and Exchange Commission
Isaac Esquivel /U.S. Securities and Exchange Commission
Isabel Rivera /U.S. Securities and Exchange Commission
Maryse Mills-Apenteng /U.S. Securities and Exchange Commission
Hiroyuki Sugimoto /SYLA Technologies Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

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